Stacy H. Winick
August 31, 2010	D 202.778.9252
F 202.778.9100
stacy.winick@klgates.com

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Garnett:

Nuveen Diversified Commodity Fund

333-130360

This letter responds to the comments contained in your letter dated August 31, 2010, regarding Amendment No. 6 to the Registration Statement on Form S-1 of the Nuveen Diversified Commodity Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 7, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 6, is enclosed for your convenience.

Investment Objectives, Page 2

1.	Comment. We note your response to comment 7 of our letter dated August 20, 2010. Please explain the phrase “unit of risk taken.” Also, please clarify the meaning of the phrase “attractive risk-adjusted total return compared to” the Dow Jones-UBS Commodity Index, the S&P GSCI Commodity Index, and passively managed commodity funds. Do you mean that your objective is to out-perform these indexes and managed funds, or do you intend to track these various benchmarks?

Response: Agreed. The following disclosure has been added on page 2 under the heading “Investment Objective” as follows (new language is underlined):

The Fund’s investment objective is to generate higher risk-adjusted total return than leading commodity market benchmarks, specifically the Dow

Ms. Karen J. Garnett

August 31, 2010

Jones-UBS Commodity Index® (“DJ-UBSCI”) and the S&P GSCI® Commodity Index (“GSCI”), and passively managed commodity funds. Risk-adjusted total return refers to the income and capital appreciation generated by a portfolio (the combination of which equals its total return) per unit of risk taken, with such risk measured by the volatility of the portfolio’s total returns over a specific period of time. See “The Fund’s Investments” beginning on page 26 for a discussion of risk-adjusted total return.

In addition, the following disclosure has been added on page 26 as follows:

Comparisons of risk-adjusted total returns can be evaluated by means of a Sharpe ratio comparison. The Sharpe ratio is a statistical measure of the risk-adjusted return of a portfolio or strategy. The Sharpe ratio is equal to the excess return divided by the standard deviation (which is a measure of return volatility) which represents the return gained per unit of risk taken. The Sharpe ratio is most helpful when comparing strategies or indices with both different returns and different levels of risk. A higher Sharpe ratio is associated with superior risk-adjusted return performance, even though the investment with the higher Sharpe ratio may have lower absolute return than the comparative investment.

Manager Expenses, Page 67

2.	Comment. We note your response to comment 23 of our letter dated August 20, 2010. Please explain the purpose of the “fund administration fee” and clarify how this is different from the management fee.

Response: The Fund does not have a fund administration fee and the reference has been removed from the document.

Legal Matters, Page 72

3.	Comment. Please revise to clearly state that Morris, Nichols, Arsht & Tunnell LLP is opining on the legality of the shares.

Response: Agreed. The following sentence has been added as a new third sentence under the section “Legal Matters”:

Morris, Nichols, Arsht & Tunnell LLP, Wilmington, Delaware, will be opining as to certain matters of Delaware law relating to the legality of the shares.

*    *    *    *    *

Ms. Karen J. Garnett

August 31, 2010

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252, Craig Walker at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ Stacy H. Winick
Stacy H. Winick

cc:	Christopher Rohrbacher

Leonard B. Mackey, Jr.